SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: March 27, 2008

CIMATRON LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on April 30, 2008

TO THE SHAREHOLDERS OF CIMATRON LTD:

        You are cordially invited to attend the Extraordinary General Meeting of the Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on April 30, 2008, at the Company’s offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.	To re-elect Mr. Rami Entin to the board of directors of the Company (the “Board”) to serve as an External Director of the Company, as such term is defined in the Israeli Companies Law-1999, (the “Companies Law”) (an “External Director”) for an additional three-year term pursuant to the Companies Law.

2.	To elect Mrs. Eti Livni to the Board to serve as an External Director, for an initial term of three years. Mrs. Livni will be replacing Mrs. Ofra Brown who will cease to serve as an External Director upon the appointment of Mrs. Livni.

3.	To provide Mrs. Eti Livni with the same compensation package granted to the Company’s existing External Directors effective as of date of her appointment.

4.	To approve the terms of compensation and grant of options to purchase Ordinary Shares of the Company to Mr. William F. Gibbs.

5.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

        We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than twenty-four hours before the meeting.

        Shareholders of record at the close of business on March 21, 2008 will be entitled to notice of, and to vote at the meeting.

Very truly yours,
Thank you for your cooperation.	By Order of the Board of Directors

Rimon Ben-Shaoul
Date: March 23, 2008	Chairman of the Board of Directors

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
April 30, 2008

        The enclosed proxy is being solicited by our Board for use at our Extraordinary General Meeting of shareholders to be held on April 30, 2008, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Extraordinary General Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our Ordinary Shares, par value New Israeli Shekels 0.10 each (the “Ordinary Shares”), represented thereby in accordance with the directions of the shareholders executing the proxy.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about March 25, 2008. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

        We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        Only holders of record of our Ordinary Shares at the close of business on March 21, 2008 are entitled to notice of, and to vote at, the Meeting. On March 21, 2008, 9,560,698 of our Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution. However, abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        The holders of 33% of our outstanding Ordinary Shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 7, 2008 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of March 21, 2008, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding Ordinary Shares and (ii) all directors and officers as a group. The percentages below are based on 9,394,598 Ordinary Shares outstanding as of March 21, 2008:

Name and Address	Number of Shares Owned	Percent of Shares

Koonras Technologies Ltd.
21 Ha'arba'ah St.
Tel-Aviv, Israel	2,560,360	27.25

DBSI. Investments Ltd.
85 Medinat Hayehudim St.
Herzliya, Israel	2,565,950	27.31

William F. Gibbs
4017 N. Cedarpine Lane
Moonpark, CA 93021
California, U.S	1,500,000	15.97

All directors and executive officers
as a group (12 persons)(1)(2)	6,635,299	70.63

(1) Includes an aggregate of 5,126,310 Ordinary Shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

(2) Includes an aggregate of 1,500,000 Ordinary Shares beneficially held by William F. Gibbs.

PROPOSAL 1

REELECTION OF EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two External Directors. An External Director must be elected by the shareholders by a special majority as described herein. The term of office of an external director is three years and, with respect to companies such as the Company, may be extended for additional three-year terms.

        The Company has two External Directors who were elected for an initial three-year term commencing on May 17, 2005. Our Board has nominated Mr. Rami Entin for re-election to our Board, as an External Director, for an additional term of three years and until his respective successor is duly elected. However, the other External Director, Mrs. Ofra Brown, has notified the Company that she wishes to resign due to personal reasons.

        For the re-election of Mr. Rami Entin to our Board to be adopted, the resolution must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution's achievement of a majority.

        The following table provides certain relevant information concerning Mr. Entin, including his principal occupation during the past years.

Nominee	Age	Principal Occupation

Rami Entin	56	Rami Entin currently serves as a director of ECtel Ltd., a Nasdaq-traded company that develops and markets fraud prevention and revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin is also a director of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Gilon Business Insight Ltd., and serves as an external director of B.S.P. Biological Signals Processing Ltd. From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

The Board recommends that the shareholders vote FOR the reappointment of the above mentioned as an External Director.

The shareholders of the Company will be requested to adopt the following resolutions:

        “RESOLVED, to approve the reappointment of Rami Entin as an External Director of the Company for a term of three years and until his respective successor is duly elected.”

PROPOSAL 2

ELECTION OF EXTERNAL DIRECTOR

        As stated above, Mrs. Ofra Brown, who currently serves as one of the two External Directors of the Company has notified the Company that she wishes to resign due to personal reasons. Our Board has nominated Mrs. Eti Livni for election to our Board, as an External Director in lieu of Mrs. Brown, for an initial term of three years and until her respective successor is duly elected.

        The Companies Law requires that at least one External Director have financial and accounting expertise and that the other External Directors meet certain professional qualifications. A company whose shares are also registered for trading outside of Israel is not required to appoint an External Director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange).

        The Company’s Board has previously determined that Mr. Rami Entin qualifies as an audit committee financial expert.

        Our Board has reviewed the qualifications and expertise of Mrs. Livni and has determined that she meets the required professional qualifications to qualify as an External Director according to the Companies Law. In addition, Mrs. Livni has attested to us that she meets all other requirements in connection with the election of External Directors, under the Companies Law.

        For the foregoing Resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Eti Livni	59	Eti Livni is currently active as a lawyer in commercial issues, environmental issues, intellectual property and also serves as an arbitrator and mediator in various disputes. Mrs. Livni also currently serves as a director in various Israeli public companies, including the Israel Military Industry (IMI), New Makefet Pension and Benefit Funds Management Ltd., and Alrov Ltd. From 2003 until 2006, Mrs. Linvi served as a member of the 16th Knesset and as a member of several Knesset committees. From 1999 until 2006, Mrs. Livni was a member of the Shinui Party and was also acting as head of the women's section in the party. From 1995 until 2003, Mrs. Livni acted as a member of the managing committee of the Israeli Bar Association and as a member of the Association's ethics committee. Mrs. Livni holds an L.L.B from the Hebrew University of Jerusalem, and is a certified lawyer in Israel.

The Board recommends that the shareholders vote FOR the appointment of the above mentioned as an External Director.

The shareholders of the Company will be requested to adopt the following resolutions:

        “RESOLVED, to approve the appointment of Mrs. Eti Livni as an External Director of the Company for a term of three years and until her respective successor is duly elected.”

PROPOSAL 3

APPROVAL OF COMPENSATION OF MRS. ETI LIVNI

        Under the Companies Law, the terms of compensation to External Directors of the Company require shareholder approval. The Audit Committee of the Board and the Board have authorized to provide Mrs. Eti Livni with the same terms granted to the Company’s external Directors effective as of the date of her appointment, which includes payment of an annual fee of approximately $7,000 plus approximately $370 for each meeting of the Board attended and each meeting of a committee of the Board attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a Board member, including attending Board meetings.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the proposed resolution. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

        The Board recommends a vote FOR the approval of providing Mrs. Eti Livni with the same compensation package granted to the Company’s External Directors effective as of the date of appointment herein.

        It is proposed that the following Resolution be adopted at the Meeting:

        “RESOLVED to provide Mrs. Eti Livni with the same compensation package granted to the Company’s External Directors effective as of the date of her appointment to the Board.”

PROPOSAL 4

COMPENSATION TERMS AND GRANT OF OPTIONS TO PURCHASE ORDINARY
SHARES OF THE COMPANY TO WILLIAM F. GIBBS.

        Pursuant to the merger of Gibbs System, Inc. with and into a wholly owned subsidiary of the Company, Mr. William F. Gibbs entered into an employment agreement with the Company’s subsidiary – Cimatron Gibbs LLC (the “Merger Sub”). The employment agreement provides, among others, for an annual base salary of USD $160,000, an annual bonus based on increase in contribution to the Company’s sales in North America and to the sale of Gibbs products, and other fringe benefits as customary for comparable officers of the Company group in the United States.

        In connection with the merger, Mr. Gibbs was appointed as a director by the Board, to serve until the next annual general meeting in accordance with the Articles of Association of the Company.

        In addition, Mr. Gibbs, in his capacity as a Board member, will receive the same terms granted to the Company’s External Directors.

        In addition, Mr. Gibbs is being granted an option to purchase up to 2,000 Ordinary Shares of the Company. All such Option grants will be governed by the Company’s stock option plan with a vesting period of 3 years and the exercise price per share shall equal the fair market value of the Company’s Ordinary Shares on the date of the Shareholder meeting.

        Under the Companies Law, the terms of compensation and grant of options to directors of the Company, whether in their capacity as directors or otherwise, require approval by the Company’s audit committee, board and shareholders, in that order. The Company’s audit committee and Board have approved such compensation and options grant in accordance with the provisions of the Companies Law.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

        The Board recommends a vote FOR the approval of such compensation terms and grants of options.

        The Board will present the following resolution at the Meeting:

        “RESOLVED, to approve (i) the employment agreement between Mr. Gibbs and Cimatron Gibbs LLC, which provides for, among others, an annual base salary of USD $160,000, an annual bonus based on increase in contribution to the Company’s sales in North America and to the sale of Gibbs products, and other fringe benefits as customary for comparable officers of the Company group in the United States, (ii) providing Mr. Gibbs, in his capacity as a director of the Company, the same compensation terms granted to the Company’s External Directors, and (iii) the grant of an option to purchase up to 2,000 Ordinary Shares of the Company, under the Company’s stock option plan, which options shall vest over a period of 3 years and have an exercise price per share equal to the fair market value of the Company’s Ordinary Shares on the date of the Shareholder meeting.”

        IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

—————————————— By Order of the Board of Directors Rimon Ben-Shaoul CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date: March 23, 2008